EXHIBIT 99.1

Profound Medical Announces Fourth Quarter and Full Year 2019 Financial Results

TORONTO, March 03, 2020 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company focused on customizable, incision-free therapies which combine real-time Magnetic Resonance Imaging (“MRI”), thermal ultrasound and closed-loop temperature feedback control for the radiation-free ablation of diseased tissue, today reported financial results for the fourth quarter and full year ended December 31, 2019. All amounts, unless specified otherwise, are expressed in Canadian dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Full Year 2019 and Recent Corporate Highlights

  On April 4, 2019, Profound announced positive topline results from the TACT (TULSA-PRO® Ablation Clinical Trial) pivotal study designed to support its application to the U.S. Food and Drug Administration (“FDA”) for 510(k) clearance to market TULSA-PRO® in the United States. In the TACT trial, all primary efficacy and safety endpoints, as well as all key secondary endpoints, were achieved.

  On April 8, 2019, Profound hosted its first Analyst & Investor Day in New York, NY. The program featured presentations on TULSA-PRO® from key opinion leaders in the United States who had gained first-hand experience with the technology as investigators for the TACT trial and from commercial users in Europe. In addition, leading global researchers and clinicians presented on both current and potential future applications for Sonalleve®.

  On April 16, 2019, Profound announced that the first prostate cancer treatment using a first-of-its-kind installation combining its TULSA-PRO® system with Philips’ newest digital MR solution, the Ingenia Elition, was performed in Trier, Germany.

  On July 9, 2019, Profound announced that it had sold its first TULSA-PRO® system in Japan to Hokuyu Hospital in Sapporo, via Japan's Pharmaceutical and Medical Device Act’s expanded access program.

  On August 16, 2019, Profound announced that it received 510(k) clearance from the FDA to market TULSA-PRO® for ablation of prostate tissue.

  On September 20, 2019, Profound announced the closing of a marketed offering of units, including the full exercise of the over-allotment option, for total gross proceeds of $11,500,001.

  On October 16, 2019, Profound effected a 10:1 share consolidation in anticipation of its listing on the NASDAQ Stock Market LLC (“NASDAQ”). Profound's common shares commenced trading on NASDAQ under the symbol "PROF" on October 29, 2019.
  On November 25, 2019, Profound announced that Health Canada approved the TULSA-PRO® system for the ablation of low-to-intermediate risk organ-confined prostate cancer.
  On January 10, 2020, Profound signed its first-ever U.S. multi-site imaging center agreement for TULSA-PRO® with RadNet, Inc. (NASDAQ:RDNT), a national leader in providing high-quality, cost-effective, fixed-site outpatient diagnostic imaging services through a network of 340 owned and/or operated outpatient imaging centers.
  On January 10, 2020, Profound announced that it had submitted its application for a Healthcare Common Procedure Coding System C-Code from the Centers for Medicare & Medicaid Services for the TULSA-PRO® procedure.

  On January 27, 2020, the Company closed an underwritten offering (the “2020 Offering”) of common shares, including the full exercise of the over-allotment option, for gross proceeds of US$39,522,625.

  On February 4, 2020, Profound announced that it had retired its $12.5 million in principal amount loan with Canadian Imperial Bank of Commerce (the “CIBC Loan”) approximately 30 months ahead of schedule, thereby extinguishing all of its long-term debt.

“From the positive TACT clinical trial results, to receipt of both FDA and Health Canada approval for TULSA-PRO®, 2019 was a momentous year for Profound,” said Arun Menawat, Profound’s CEO. “We are pleased that the increasing interest in TULSA-PRO® in international markets, combined with our ongoing roll-out of Sonalleve® in China, has resulted in a more than four-fold sequential increase in fourth quarter 2019 revenue. Looking ahead, our focus will be on continuing to execute the commercial launch of TULSA-PRO® in the U.S. by building on the momentum of our recent multi-site imaging center agreement with RadNet. We also intend to conduct additional trials that will enable TULSA-PRO® to qualify for a specific CPT code as part of our overall reimbursement strategy, with patient recruitment expected to begin in the first half of this year.”

Summary Fourth Quarter 2019 Results

For the quarter ended December 31, 2019, the Company recorded revenue of $2,795,450, with $2,553,228 from the sale of products and $242,222 from installation, training and support of the multi-use system components. This was slightly higher than the Company’s preliminary unaudited revenue estimate announced on January 10, 2020 and represented revenue growth of 64% year-over-year and 310% sequentially over the previous quarter.

The Company recorded a net loss for the three months ended December 31, 2019 of $5,151,526, or $0.43 per common share, compared to a net loss of $4,858,209 or $0.45 per common share, for the three months ended December 31, 2018. The decrease in net loss was primarily attributed to an increase in R&D expense of $354,150, an increase in G&A expenses of $1,172,687 and an increase in selling and distribution expenses of $154,589. This was offset by a decrease in net finance costs of $273,786 an increase in gross profits of $1,077,613.

Expenditures for R&D for the three months ended December 31, 2019 were higher by $354,150 compared to the three months ended December 31, 2018. Materials, consulting fees and share based compensation increased by $436,440, $48,896 and $115,376, respectively. The increases were due to increased spending and testing for R&D projects and options awarded to employees. Offsetting these amounts were decreases in clinical trial costs, rent and salaries and benefits by $151,618, $85,853 and $59,957, respectively, resulting from the completion of the TACT Pivotal Clinical Trial enrollment initiatives, the adoption of IFRS 16 resulting in the recognition of lower rental costs and decreased R&D personnel. Depreciation expenses increased by $26,328 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

G&A expenses for the fourth quarter of 2019 increased by $1,172,687 compared to the three months ended December 31, 2018. Share based compensation, consulting fees, bad debt and other expenses increased by $228,715, $230,058, $324,700 and $405,682, respectively, due to options awarded to employees and directors, increased costs associated with the NASDAQ listing, bad debt expenses associated with one customer and increased insurance costs associated with the NASDAQ listing. Offsetting these amounts was a decrease in salaries and benefits by $63,047, and rent by $21,579 due to the adoption of IFRS 16 resulting in the recognition of lower rental costs. Depreciation expenses increased by $53,047 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

Summary Full Year 2019 Results

For the year ended December 31, 2019, the Company recorded revenue of $5,527,571, with $4,895,427 from the sale of products and $632,144 from installation, training and support of the multi-use system components. This compares to $2,602,278 in the twelve months ended December 31, 2018.

The Company recorded a net loss for the year ended December 31, 2019 of $20,192,250 or $1.82 per common share, compared to a net loss of $20,762,989 or $2.07 per common share for the year ended December 31, 2018. The decrease in net loss was primarily attributed to a decrease in selling and distribution expenses of $1,302,305, a decrease in net finance cost of $112,245 and an increase in gross profits of $2,341,989. This was offset by an increase in R&D expenses of $2,200,761 and an increase in G&A expenses of $1,021,949.

Expenditures for R&D for the year ended December 31, 2019 were higher by $2,200,761 compared to the year ended December 31, 2018. Materials, consulting fees, travel, share based compensation, salaries and benefits and other expenses increased by $1,611,748, $140,213, $49,613, $288,037, $256,917 and $46,164, respectively. These costs were higher compared to the year ended December 31, 2018 due to increased spending and testing on R&D and FDA regulatory projects, options awarded and vested for employees, increased R&D personnel and investment tax credits decreasing by $192,228 because of lower eligibility for refundable tax credits. Offsetting these amounts was a decrease in clinical trial costs and rent by $199,356 and $289,055, respectively, resulting from the completion of the TACT Pivotal Clinical Trial enrollment initiatives and the adoption of IFRS 16 resulting in the recognition of lower rental costs. Depreciation expenses increased by $106,988 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

G&A expenses for the year ended December 31, 2019 were higher by $1,021,949 compared to the year ended December 31, 2018. Share based compensation, bad debt and other expenses increased by $561,944, $324,700 and $378,981, respectively, due to the issuance of options to employees and directors, bad debt expense associated with one customer and higher insurance costs associated with the NASDAQ listing. Offsetting these amounts was a decrease to salaries and benefits, consulting fees, rent, and travel by $254,829, $142,011, $48,808, and $32,714, respectively, due to no bonuses awarded to management, lower G&A project costs, adoption of IFRS 16 resulting in the recognition of lower rental costs and decreased travel to customer sites. Depreciation expenses increased by $228,383 due to the adoption of IFRS 16 with the depreciation of the right-of-use assets.

Liquidity and Outstanding Share Capital

As at December 31, 2019, Profound had cash of $19,222,195. Subsequent to year end, the Company completed the 2020 Offering for net proceeds of US$36,656,041 and repaid the total amount of the CIBC Loan, plus interest, for a total payment of $12,041,032.

As at March 3, 2020, Profound had 15,689,577 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedar.com and the Company’s website at www.profoundmedical.com.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today, March 3, 2020, at 4:30 pm ET during which time the results will be discussed.

Live Call:	1-877-407-9210 (Canada and the United States)
1-201-689-8049 (International)

Replay:	1-919-882-2331
Replay ID:	33148

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration.

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding its U.S. multi-center commercial agreement with RadNet; the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids and palliative pain treatment; the potential obtainment of a C-Code from CMS for TULSA-PRO®; and the success of Profound’s U.S. commercialization strategy and activities for TULSA-PRO®. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the pharmaceutical industry, economic factors, the equity markets generally and risks associated with growth and competition. Please see the Company’s annual information form for a detailed discussion of the risk factors. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Consolidated Balance Sheets
As at December 31, 2019 and 2018

	2019 $	2018 $

Assets

Current assets
Cash	19,222,195	30,687,183
Trade and other receivables	4,058,136	2,686,112
Investment tax credits receivable	240,000	480,000
Inventory	4,764,458	3,631,623
Prepaid expenses and deposits	1,335,620	434,871
Total current assets	29,620,409	37,919,789

Property and equipment	684,718	1,207,357
Intangible assets	3,128,820	4,013,561
Right-of-use assets	2,199,381	-
Goodwill	3,409,165	3,409,165

Total assets	39,042,493	46,549,872

Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,933,114	3,912,350
Deferred revenue	654,763	312,558
Long-term debt	5,144,461	1,339,583
Provisions	134,956	1,352,017
Other liabilities	286,858	567,296
Derivative financial instrument	254,769	98,203
Lease liabilities	258,685	-
Income taxes payable	15,763	297,353
Total current liabilities	10,683,369	7,879,360

Long-term debt	6,719,924	10,615,662
Deferred revenue	829,784	379,044
Provisions	19,005	49,319
Other liabilities	-	1,000,153
Lease liabilities	2,125,873	-

Total liabilities	20,377,955	19,923,538

Shareholders’ Equity

Share capital	130,266,880	120,932,404
Contributed surplus	19,580,338	16,756,294
Accumulated other comprehensive loss	(117,188)	(28,703)
Deficit	(131,065,492)	(111,033,661)

Total Shareholders’ Equity	18,664,538	26,626,334

Total Liabilities and Shareholders’ Equity	39,042,493	46,549,872

Profound Medical Corp.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2019 and 2018

	2019 $	2018 $

Revenue
Products	4,895,427	2,421,331
Services	632,144	180,947
	5,527,571	2,602,278
Cost of sales	2,361,805	1,778,501
Gross profit	3,165,766	823,777

Operating expenses
Research and development - net of investment tax credits of $nil (2018 – $240,000)	12,466,149	10,265,388
General and administrative	7,678,672	6,656,723
Selling and distribution	2,789,042	4,091,347
Total operating expenses	22,933,863	21,013,458

Operating Loss	19,768,097	20,189,681

Other income and expense
Finance costs	711,588	826,312
Finance income	(481,309)	(483,788)
	230,279	342,524
Loss before taxes	19,998,376	20,532,205

Income taxes	193,874	230,784

Net loss attributed to shareholders for the year	20,192,250	20,762,989

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax	(88,485)	29,226

Net loss and comprehensive loss for the year	20,103,765	20,792,215

Loss per share
Basic and diluted loss per common share	1.82	2.07

Profound Medical Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2019 and 2018

	2019 $	2018 $

Operating activities
Net loss for the year	(20,192,250)	(20,762,989)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	472,685	546,001
Amortization of intangible assets	1,134,741	1,128,437
Depreciation of right-of-use assets	406,397	-
Share-based compensation	1,676,844	1,086,199
Interest and accretion expense	1,369,928	1,028,843
Change in deferred rent	-	7,108
Deferred revenue	792,945	450,286
Change in fair value of derivative financial instrument	156,566	(96,619)
Change in fair value of contingent consideration	(968,883)	(325,253)
Changes in non-cash working capital balances
Investment tax credits receivable	240,000	(240,000)
Trade and other receivables	(1,372,024)	1,565,546
Prepaid expenses and deposits	(1,110,749)	141,157
Inventory	(1,132,835)	(2,200,466)
Accounts payable and accrued liabilities	(24,162)	(1,167,336)
Provisions	(1,198,056)	319,875
Income taxes payable	(281,590)	224,574
Net cash flow used in operating activities	(20,030,444)	(18,294,637)

Investing activities
Purchase of intangible assets	(250,000)	-
Total cash used in investing activities	(250,000)	-

Financing activities
Issuance of common shares	11,500,001	34,500,000
Transaction costs paid	(1,023,724)	(2,472,498)
Proceeds from bank loan	-	12,500,000
Bank loan costs paid	-	(735,698)
Payment of other liabilities	(16,203)	(5,851,489)
Payment of long-term debt and interest	(1,331,771)	(166,975)
Proceeds from share options exercised	5,399	105,257
Payment of lease liabilities	(318,245)	-
Total cash from financing activities	8,815,455	37,878,597

Net change in cash during the year	(11,464,988)	19,583,960
Cash – Beginning of year	30,687,183	11,103,223
Cash – End of year	19,222,195	30,687,183